                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*

                           First Franklin Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   320272 10 7
                                 (CUSIP Number)

                              Terri Reyering Abare
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2000, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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---------------------
CUSIP No. 30243C 10 7             SCHEDULE 13D
---------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     Thomas H. Siemers
     I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
                    195,520
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially        53,874
    Owned      -----------------------------------------------------------------
   By Each     9.   Sole Dispositive Power
  Reporting         150,696
   Person      -----------------------------------------------------------------
    With       10.  Shared Dispositive Power
                    224,986
               -----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     375,682
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     22.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


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---------------------
CUSIP No. 30243C 10 7             SCHEDULE 13D
---------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     The Franklin Savings and Loan Company Employee Stock Ownership Plan
     I.R.S. Identification Nos. of above persons (entities only)
     31-1230691
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Ohio
--------------------------------------------------------------------------------
               7.   Sole Voting Power
                    -0-
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially        -0-
    Owned      -----------------------------------------------------------------
   By Each     9.   Sole Dispositive Power
  Reporting         -0-
   Person      -----------------------------------------------------------------
    With       10.  Shared Dispositive Power
                    191,330
               -----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     191,330
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     EP
--------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER

          Common shares, par value $.01 per share, of First Franklin Corporation (the "Issuer").

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Thomas H. Siemers

               The Franklin Savings and Loan Company Employee Stock Ownership
               Plan

          (b)  Thomas H. Siemers
               4750 Ashwood Drive
               Cincinnati, Ohio 45241

               The Franklin Savings and Loan Company Employee Stock Ownership
               Plan
               4750 Ashwood Drive
               Cincinnati, Ohio 45241

          (c) Mr. Siemers is the President and Chief Executive Officer of the Issuer and The Franklin Savings and Loan Company ("Franklin").

          (d) Mr. Siemers has not been convicted in any criminal proceeding in the past five years.

          (e) Mr. Siemers has not been a party to any civil proceeding regarding state or federal securities laws.

          (f)  Mr. Siemers is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of funds for Mr. Siemers is personal. The source of funds for The Franklin Savings and Loan Company Employee Stock Ownership Plan (the "ESOP") is contributions to the ESOP by Franklin, which is a wholly-owned subsidiary of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

          Shares beneficially owned by Mr. Siemers have been acquired for investment. The ESOP, for which Mr. Siemers serves as trustee, is maintained for the benefit of the employees of Franklin and may purchase or dispose of shares of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Siemers beneficially owns 375,682 shares, which is 22.3% of the total issued and outstanding common shares of the Issuer. The ESOP beneficially owns 191,330 shares, which is 11.5% of the total issued and outstanding common shares of the Issuer. Mr. Siemers is the trustee of the ESOP.

          (b) Mr. Siemers has sole voting power with respect to 119,821 shares which he owns directly, 30,875 shares subject to vested stock options that he holds and 44,824 shares allocated to his ESOP account. Mr. Siemers has shared voting power with respect to 33,656 shares held by his spouse and 20,218 unallocated ESOP shares for which the ESOP


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               grants voting power to the ESOP administrative committee, of which Mr. Siemers is a member. Mr. Siemers has sole dispositive power with respect to the 119,821 shares he owns directly and the 30,875 shares subject to options. Mr. Siemers has shared dispositive power with respect to the 33,656 shares held by his spouse and the 191,330 shares owned by the ESOP.

               At December 31, 2005, there were 191,330 shares of the Issuer owned by the ESOP. Under the terms of the ESOP, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. Neither Mr. Siemers nor the ESOP has voting power over shares allocated to others. As of December 31, 2005, 171,112 shares were allocated to accounts of ESOP participants.

               The trustee has limited power to dispose of the ESOP shares, as set forth in the ESOP and the related trust agreement. The trustee is directed by the ESOP to invest ESOP assets primarily in shares of the Issuer.

               The ESOP expressly disclaims beneficial ownership of any shares of the Issuer beneficially owned by Mr. Siemers that are not reported above as being owned by both of them. Mr. Siemers expressly disclaims beneficial ownership of shares of the Issuer owned by his adult children who do not live with him.

          (c) On December 19, 2005, the Issuer's Board of Directors accelerated the vesting of all outstanding employee and director stock options. As a result, Mr. Siemers had 11,375 stock options vest on such date.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2006

                                        THE FRANKLIN SAVINGS AND LOAN COMPANY
                                        EMPLOYEE STOCK OWNERSHIP PLAN


/s/ Thomas H. Siemers                   /s/ Thomas H Siemers
-------------------------------------   ----------------------------------------
Thomas H. Siemers                       Thomas H. Siemers, Trustee


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